EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2023 AND 2022
(Expressed in United States Dollars)

VOX ROYALTY CORP.

CONSOLIDATED Financial Statements

YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in United States Dollars)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Vox Royalty Corp.

Opinion on the Financial Statements

We  have  audited  the  accompanying consolidated statements of financial position of Vox Royalty Corp.  (the  “Company”) as  of December 31, 2023 and 2022,  the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the “PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company’s auditor since 2021.

Toronto, Canada

March 7, 2024

1

Vox Royalty Corp. Consolidated Statements of Financial Position (Expressed in United States Dollars)

		As at
	Note	December 31, 2023	December 31, 2022
		$	$
Assets
Current assets
Cash and cash equivalents		9,342,880	4,174,654
Accounts receivable	4	3,507,571	2,000,062
Prepaid expenses		432,251	595,531
Total current assets		13,282,702	6,770,247

Non-current assets
Royalty, stream and other interests	5	37,443,198	32,860,568
Restricted cash	5	537,510	700,000
Other assets	6	271,029	-
Intangible assets	7	1,172,170	1,355,709
Deferred royalty acquisitions	5	-	118,932

Total assets		52,706,609	41,805,456

Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	1,840,092	1,766,131
Dividends payable	9	549,836	447,583
Income taxes payable	18	514,022	584,148
Other liabilities	11	-	176,434
Total current liabilities		2,903,950	2,974,296

Non-current liabilities
Other liabilities	11	-	425,281
Deferred taxes payable	18	4,878,989	2,991,431

Total liabilities		7,782,939	6,391,008

Equity
Share capital	9	67,889,465	57,020,116
Equity reserves	10	4,157,153	3,303,503
Deficit		(27,122,948)	(24,909,171)

Total equity		44,923,670	35,414,448

Total liabilities and equity		52,706,609	41,805,456

Commitments and contingencies (Note 15)

Subsequent events (Note 20)

Approved by the Board of Directors on March 7, 2024

Signed	“Kyle Floyd”	, Director	Signed	“Robert Sckalor”	, Director

See accompanying notes to the consolidated financial statements.

2

Vox Royalty Corp. Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) For the years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

	Note	2023	2022
		$	$
Revenue
Royalty revenue		12,310,594	8,193,021
Other revenue		-	315,084
Total revenue	17	12,310,594	8,508,105

Cost of sales
Depletion	5	(2,331,934)	(1,844,018)
Gross profit		9,978,660	6,664,087

Operating expenses
General and administration	12,14	(4,968,405)	(4,851,663)
Share-based compensation	10,11,14	(1,662,741)	(1,054,336)
Impairment charges	5	(1,587,206)	-
Impairment reversal	5	250,000	-
Project evaluation expenses		(281,360)	(308,750)
Total operating expenses		(8,249,712)	(6,214,749)

Income from operations		1,728,948	449,338

Other income (expenses)
Realized loss on investments	13	-	(604,574)
Other income	13	683,998	1,951,316
Income before income taxes		2,412,946	1,796,080

Income tax expense	18	(2,514,058)	(1,467,901)

Net income (loss) and comprehensive income (loss)		(101,112)	328,179

Weighted average number of shares outstanding
Basic		47,127,708	42,562,997
Diluted		47,127,708	42,597,337

Income (loss) per share
Basic		(0.00)	0.01
Diluted		(0.00)	0.01

See accompanying notes to the consolidated financial statements.

3

Vox Royalty Corp. Consolidated Statements of Changes in Equity For the years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

	Note	Number of Shares	Share Capital	Equity Reserves	Deficit	Total Equity
		#	$	$	$	$

Balance, December 31, 2021		39,379,199	43,648,023	1,163,397	(24,101,745)	20,709,675
Shares issued for acquisition of royalties	9	5,114,836	12,456,390	1,183,086	-	13,639,476
Share issue costs	9	-	(27,548)	-	-	(27,548)
Dividends declared	9	-	-	-	(893,523)	(893,523)
Exercise of RSUs	10	230,200	491,413	(491,413)	-	-
Exercise of warrants	10	226,234	663,970	(131,548)	-	532,422
Share redemption (normal course issuer bid)	9	(192,200)	(212,132)	-	(242,082)	(454,214)
Share-based compensation	10,11	-	-	1,579,981	-	1,579,981
Net income and comprehensive income		-	-	-	328,179	328,179

Balance, December 31, 2022		44,758,269	57,020,116	3,303,503	(24,909,171)	35,414,448
Shares issued in equity financing	9	3,478,750	8,349,000	-	-	8,349,000
Share issue costs	9	-	(1,266,695)	-	-	(1,266,695)
Shares issued for royalty milestone payments	9	1,339,877	2,821,454	-	-	2,821,454
Dividends declared	9	-	-	-	(2,112,665)	(2,112,665)
Exercise of RSUs	10	408,206	965,590	(965,590)	-	-
Share-based compensation	10,11	-	-	1,819,240	-	1,819,240
Net loss and comprehensive loss		-	-	-	(101,112)	(101,112)

Balance, December 31, 2023		49,985,102	67,889,465	4,157,153	(27,122,948)	44,923,670

See accompanying notes to the consolidated financial statements.

4

Vox Royalty Corp. Consolidated Statements of Cash Flows For the years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

	Note	2023	2022
		$	$
Cash flows from operating activities
Net income (loss) for the year		(101,112)	328,179
Adjustments for:
Fair value change of other liabilities	11	(445,216)	(2,200,312)
Deferred tax expense	18	1,887,558	1,248,495
Foreign exchange gain (loss) on cash and cash equivalents		21,069	(98,185)
Write-off of deferred royalty acquisitions	5	114,162	-
Share-based compensation	10,11,14	1,662,741	1,054,336
Impairment charges	5	1,587,206	-
Impairment recovery	5	(250,000)	-
Amortization	7	183,539	183,539
Depletion	5	2,331,934	1,844,018
Realized loss on investments	13	-	604,574
		6,991,881	2,964,644
Changes in non-cash working capital:
Accounts receivable		(1,507,509)	(1,454,568)
Prepaid expenses		(15,763)	(218,371)
Accounts payable and accrued liabilities		(127,393)	566,647
Income taxes payable		(70,126)	188,817
Net cash flows from operating activities		5,271,090	2,047,169

Cash flows used in investing activities
Acquisition of royalties	5	(5,430,316)	(4,648,336)
Pre-acquisition royalty revenues	5	-	1,208,917
Restricted cash	5	162,490	(700,000)
Deferred royalty acquisitions	5	(64,905)	(46,728)
Proceeds from sale of investments	13	-	1,545,925
Net cash flows used in investing activities		(5,332,731)	(2,640,222)

Cash flows from (used in) from financing activities
Proceeds from issuance of common shares	9	8,349,000	-
Share issue costs	9	(1,087,652)	(27,548)
Dividends paid	9	(2,010,412)	(445,940)
Share redemption (normal course issuer bid)	9	-	(454,214)
Exercise of warrants		-	532,422
Net cash flows from (used in) from financing activities		5,250,936	(395,280)

Increase (decrease) in cash and cash equivalents		5,189,295	(988,333)
Impact of foreign exchange on cash and cash equivalents		(21,069)	98,185
Cash and cash equivalents, beginning of the year		4,174,654	5,064,802

Cash and cash equivalents, end of the year		9,342,880	4,174,654

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements.

5

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

1. Nature of operations

Vox Royalty Corp. (“Vox” or the “Company”) was incorporated under the Business Corporations Act (Ontario). The Company’s registered office is 66 Wellington Street West, Suite 5300, TD Bank Tower Box 48, Toronto, ON, M5K 1E6, Canada. The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on the Nasdaq Stock Market LLC (“Nasdaq”), under the ticker symbol “VOXR”.

Vox is a mining royalty company focused on accretive acquisitions. Approximately 80% of the Company’s royalty and streaming assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing acquiring royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties.

2. Material accounting policy information

(a) Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Certain comparative figures have been reclassified to conform to current year presentation. These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 7, 2024.

(b) Basis of presentation

These consolidated financial statements have been prepared on a historical cost basis, except for financial instruments which have been measured at fair value. The consolidated financial statements are presented in United States dollars (“$”), which is also the functional currency of the Company and its four wholly-owned subsidiaries.

(c) Principles of consolidation

These consolidated financial statements incorporate the accounts of the Company and its wholly-owned subsidiaries: SilverStream SEZC (Cayman Islands), which in turn owns all of the shares of Vox Royalty Australia Pty Ltd. (Australia) and Vox Royalty Canada Ltd. (Ontario, Canada); and Vox Royalty USA Ltd. (Delaware, USA). The Company incorporated Vox Royalty USA Ltd. on October 4, 2023.

Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(d) Foreign currency translation

In preparing the consolidated financial statements of the Company, transactions in currencies other than the functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. All foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end foreign exchange rates are recognized in the consolidated statements of income (loss) and comprehensive income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(e) Provisions

Provisions are recorded when the Company has a present legal or constructive obligation as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The Company had no significant provisions as at December 31, 2023 and 2022.

(f) Royalty, stream and other interests

Royalty, stream and other interests consist of acquired royalty interests and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any.

Project evaluation expenditures are recorded in the consolidated statements of income (loss) and comprehensive income (loss) when management determines not to proceed with the proposed acquisition of a royalty.

6

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

The major categories of the Company’s interests are producing, advanced and exploration stage. Producing assets are those that have generated revenue from steady-state operations for the Company or are expected to in the next year. Advanced assets are interests on projects that are not yet producing, but where in management’s view, the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Interests for producing and advanced assets are recorded at cost and capitalized in accordance with IAS 16, Property, Plant and Equipment. Management uses the following criteria in its assessment of technical feasibility and commercial viability: (i) geology: there is a known mineral deposit that contains mineral reserves or resources; or the project is adjacent to a mineral deposit that is already being mined or developed and there is sufficient geologic certainty of converting the deposit into mineral reserves or resources, and (ii) accessibility and authorization: there are no significant unresolved issues impacting the accessibility and authorization to develop or mine the mineral deposit, and social, environmental and governmental permits and approvals to develop or mine the mineral deposit appear obtainable. Exploration stage interests are accounted for in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, and are not depleted until such time as the technical feasibility and commercial viability have been established, at which point the value of the asset is categorized as being in the advanced stage.

Producing mineral royalty and stream interests are depleted using the units-of-production method over the life of the property to which the interest relates. The life of the property is estimated using life of mine models specifically associated with the mineral royalty or stream properties, which include proven and probable reserves and may include a portion of resources expected to be converted into reserves. Where life of mine models are not available, the Company uses publicly available statements of reserves and resources for the mineral royalty or stream properties to estimate the life of the property and portion of resources that the Company expects to be converted into reserves. Where life of mine models and publicly available reserve and resource statements are not available, depletion is based on the Company’s best estimate of the ounces to be produced and delivered under the contract. The Company relies on information available to it under contracts with operators and/or public disclosures for information on reserves and resources from the operators of the producing mineral and stream interests.

If the cost of a royalty, stream or other interest includes contingent consideration, the contingent consideration is capitalized as part of the cost of the interest when the underlying obligating event has occurred.

(g) Impairment of royalty, stream and other interests

Royalty, stream and other interests are reviewed for impairment at each reporting date, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is assessed at the level of cash-generating units (“CGUs”) which, in accordance with IAS 36, Impairment of Assets, are identified as the smallest identifiable group of assets that generates cash inflows, which are largely independent of the cash inflows from other assets. This is usually at the individual royalty of stream level for each property from which cash inflows are generated.

An impairment loss is recognized for the amount by which the asset’s carrying value exceeds its recoverable amount, which is the higher of fair value less costs of disposal and value-in-use. The future cash flow expected is derived using estimates of proven and probable reserves, a portion of resources that is expected to be converted into reserves and information regarding the mineral, respectively, that could affect the future recoverability of the Company’s interests. Discount factors are determined individually for each asset and reflect their respective risk profiles. In certain circumstances, the Company may use a market approach in determining the recoverable amount, which may include an estimate of (i) net present value of estimated future cash flows; (ii) dollar value per ounce or pound of reserve/resource; (iii) cash-flow multiples; and/or (iv) market capitalization of comparable assets. Impairment losses are charged to the mineral interest and are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the conditions that gave rise to the recognition of an impairment loss are subsequently reversed and the interest’s recoverable amount exceeds its carrying amount. Impairment losses can be reversed only to the extent that the recoverable amount does not exceed the carrying value that would have been determined had no impairment been recognized previously.

(h) Intangible assets

Intangible assets are measured on initial recognition at cost, which comprises their purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Amortization is provided on a straight-line basis over 10 years.

The asset’s residual values, useful lives and methods of amortization are reviewed at each reporting period and adjusted prospectively, if appropriate.

(i) Revenue recognition

Revenue comprises revenues directly earned from royalty, stream and other similar interests. Revenue is measured at the fair value of the consideration received or receivable for the receipt of mineral royalties in the ordinary course of the Company’s activities.

7

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

For royalty interests, the commodities are sold by the mine operator to its customers under contracts that are established for the mining property on which the royalty interest is held. The Company recognizes revenue from these sales when control over the commodity transfers from the mine operator to its customer. The transfer of control occurs when the mine operator delivers the commodity to the customer, and at that point, the risk and rewards of ownership transfer to the customer and the Company has an unconditional right to payment under the royalty agreement. Revenue from the royalty arrangement is measured at the transaction price agreed in the royalty arrangement with the operator of each mining property. The transaction price is typically either, i) the percentage of gross revenues associated with the commodity sold less contractually allowable costs, if any, per the terms of the royalty arrangement, or ii) a specific dollar amount per tonne sold by the mine operator to its customer, per the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

(j) Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from the proceeds in equity in the period where the transaction occurs.

The fair value of common shares issued for goods and services is based on the fair value of the goods or services received unless the fair value cannot be readily determined. If the fair value cannot be readily determined, the Company uses the market closing price on the date the shares are issued, while the fair value of share purchase warrants is estimated using the quoted market price or, if the warrants are not traded, using the Black-Scholes model (“BSM”) as of the date of issuance.

(k) Share-based compensation

The Company recognizes share-based compensation expense for share purchase options, restricted share units (“RSU”) and performance share units (“PSU”) granted to directors, officers, employees and consultants under the Company’s equity-based incentive plans.

Share purchase options

The fair value of share purchase options is determined using the BSM, with market related inputs as of the grant date. The BSM requires management to estimate the expected volatility, expected term, risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. Volatility is estimated using the historic stock price of the Company and similar listed entities, the expected term is estimated using historical exercise data of the Company and similar listed entities, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

The fair values of share purchase options at the date of grant are expensed over the vesting periods with a corresponding increase to equity. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values.

Restricted share units

The fair value of RSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s RSU Plan, the Board of Directors has the discretion to settle the vested RSUs in cash or equity. As the Company does not have a present obligation to settle the issued RSUs in cash, the RSUs issued have been treated as equity-settled instruments. The fair values of RSUs at the date of grant are expensed over the vesting periods with a corresponding increase to equity. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in equity.

Performance share units

The fair value of PSUs is determined by the market value of the underlying shares at the date of the grant. Under the Company’s PSU Plan, the Board of Directors has the discretion to settle the vested PSUs in cash or equity. The fair values of PSUs at the date of grant are expensed over the vesting periods with a corresponding increase to other liabilities, as the number of common shares to be settled is not fixed. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in other liabilities.

(l) Cash and cash equivalents

Cash and cash equivalents consist of bank balances and short-term deposits with a remaining maturity at the date of acquisition of three months or less held in chartered banks. The Company did not have any cash equivalents as at December 31, 2023 and 2022.

(m) Basic and diluted income per share

The Company presents basic and diluted earnings or loss per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the earnings or loss of the Company by the weighted average number of common shares outstanding during the period, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time.

8

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Diluted EPS is determined by adjusting the earnings or loss and the weighted average number of common shares outstanding, adjusted for shares held in escrow that are subject to contingent release based on conditions other than the passage of time and for the effects of all dilutive potential common shares, which comprise share options granted, RSUs granted, PSUs granted and warrants. Potential common shares that are considered anti-dilutive are excluded from the calculation of diluted income per share.

(n) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income or loss, except for deferred income tax relating to equity items, which are recognized directly in equity. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with the Company’s accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates that are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization. Temporary differences arising on the initial recognition of assets or liabilities that affect neither accounting nor taxable profit are not recognized.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

(o) Other liabilities – warrants

The Company’s functional currency is the United States dollar. As the warrant exercise prices are denominated in Canadian dollars, the warrants are recorded as other liabilities and measured at fair value using the BSM, with changes in fair value from period to period recorded as a gain or loss in the consolidated statements of income (loss) and comprehensive income (loss).

(p) Financial instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statements of financial position when the Company has become a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

Financial assets:

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9, Financial Instruments, are classified and measured as “financial assets at fair value”, as either fair value through profit and loss (“FVPL”) or fair value through other comprehensive income (“FVOCI”), and “financial assets at amortized cost”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the effective interest rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures cash and cash equivalents and accounts receivable at amortized cost.

Subsequent measurement – financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures investments at FVPL.

9

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Subsequent measurement – financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the consolidated statements of income (loss) and comprehensive income (loss). When the investment is sold, the cumulative gain or loss is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the consolidated statements of income (loss) and comprehensive income (loss0 when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Financial liabilities:

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL, as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include accounts payable and accrued liabilities, which are each measured at amortized cost. The Company’s other liabilities are measured at FVPL. All financial liabilities are recognized initially at fair value.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in other expenses in the consolidated statements of income (loss) and comprehensive income (loss).

Subsequent measurement – financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the consolidated statements of financial position with changed in fair value recognized in other income or expense in the consolidated statements of income (loss) and comprehensive income (loss). The Company measures other liabilities as financial liability at FVPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the consolidated statements of income (loss) and comprehensive income (loss).

(q) Impairment

Financial assets

The Company recognizes loss allowances for expected credit losses (‘‘ECLs’’) on financial assets measured at amortized cost.

The Company applies the simplified approach permitted by IFRS 9 for receivables, which requires lifetime ECLs to be recognized from initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. In order to measure the ECLs, receivables have been grouped based on shared credit risk characteristics and the days past due.

Receivables are written off where there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, among others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 120 days past due. Impairment losses on receivables are presented as net impairment losses within operating income. Subsequent recoveries of amounts previously written off are credited against the same line item.

10

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Non-financial assets

The carrying amount of the Company’s long-lived non-financial assets, including royalty, stream and other interests and intangible assets are reviewed at each reporting date to determine whether there are events or changes in circumstances that indicate an impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset or CGU is the greater of its estimated value in use and its fair value less costs to sell. In estimating value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash flows of other assets or groups of assets. This is usually at the individual royalty, stream and other interests level for each property from which independent cash flows are generated.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized. Losses are recognized in profit or loss. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(r) Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and that are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

For the years ended December 31, 2023 and 2022, the Company operated in one reportable segment being the acquisition of royalty interests.

(s) Changes in accounting policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2023. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

In 2021, the IASB issued narrow-scope amendments to IFRS Accounting Standards, including to IAS 1 and IAS 8. The amendments were made to help companies:

-	improve accounting policy disclosures so that they provide more useful information to investors and other primary users of the financial statements; and
-	distinguish changes in accounting estimates from changes in accounting policies.

The amendments to IAS 1 require companies to disclose their material accounting policy information rather than their significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements. The amendments to IAS 8 clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. That distinction is important because changes in accounting estimates are applied prospectively only to future transactions and other future events, but changes in accounting policies are generally also applied retrospectively to past transactions and other past events. The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023. Although the amendments did not result in any changes to the accounting policies themselves, they impacted the accounting policy information disclosed in the consolidated financial statements. Management reviewed the accounting policies and made updates to the information disclosed in Note 2, in certain instances, in line with the amendments.

(t) Recent accounting pronouncements

The Company has not yet adopted certain standards, interpretations to existing standards and amendments which have been issued but have an effective date of later than December 31, 2023. These standards, interpretations to existing standards and amendments, other than the amendments to IAS 1 presented below, are not expected to have any significant impact on the Company or are not considered material and are therefore not discussed herein.

11

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

-	the carrying amount of the liability;
-	information about the covenants; and
-	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments are not expected to have a significant impact on the consolidated financial statements.

3. Significant judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Valuation of share-based compensation and share purchase warrants

Management determines the costs for share-based compensation and warrants using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant for stock options and RSUs, using generally accepted valuation techniques. Assumptions are made and judgment is used in applying the valuation techniques. These assumptions and judgments include estimating the future volatility of the share price, expected dividend yield, future employee turnover rates and future share option and warrant exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of share-based compensation and share purchase warrants.

Other liabilities

The estimates, assumptions and judgements made in relation to the fair value of certain warrants and PSUs are subject to measurement uncertainty. The valuation techniques used to determine fair value require inputs that involve assumptions and judgments such as estimating the future volatility of the stock price, expected dividend yield, and expected life. Such judgments and assumptions are inherently uncertain.

Reserves and resources

The Company’s business is the acquisition of royalties and streams. This amount represents the capitalized expenditures related to the acquisition of royalty and stream interests, net of accumulated depletion and accumulated impairment charges, if any. The Company estimates the reserves, resources and exploration potential relating to each agreement. Reserves are estimates of the amount of minerals that can be economically and legally extracted from the mining properties in respect of which the Company has royalty and stream agreements. Resources are estimates of the amount of minerals contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has royalty and stream agreements. Exploration potential represents an estimate of additional reserves and resources that may be discovered through the mine operator’s exploration program. The Company adjusts its estimates of reserves, resources (where applicable) and exploration potential (where applicable) to reflect the Company’s percentage entitlement to minerals produced from such mines. The Company compiles its estimates of its reserves and resources based on information supplied by appropriately qualified persons relating to the geological data on the size, density and grade of the ore body, and require complex geological and geostatistical judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. The Company estimates exploration potential based on assumptions surrounding the ore body continuity, which requires judgment as to future success of any exploration programs undertaken by the mine operator. Changes in the reserve estimates, resource estimates or exploration potential estimates may impact the carrying value of the Company’s royalty, stream and other interests and depletion charges.

12

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Impairment of royalty, stream and other interests

Assessment of impairment of royalty, stream and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values.

The assessment of the fair values of royalty, stream and other interests requires the use of estimates and assumptions for recoverable production, commodity prices, discount rates, mineral resource conversion, foreign exchange rates, taxes, and the associated production implications. In addition, the Company may use other approaches in determining fair value, which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; and (iii) comparable transactions. Changes in any of the estimates used in determining the fair value of the royalty, stream and other interests could impact the impairment analysis.

Income taxes

The interpretation of new and existing tax laws or regulations in Canada, Australia, the United States of America, or any of the countries in which the Company’s royalty, stream and other interests are located requires the use of judgment. Differing interpretation or changes to these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis.

4. Accounts receivable

	December 31, 2023	December 31, 2022
	$	$
Royalties receivable	3,414,128	1,921,670
Sales tax recoverable	93,443	78,392

	3,507,571	2,000,062

Royalties receivable represents amounts that are generally collected within 45 days of quarter-end.

13

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

5. Royalty, stream and other interests

As at and for the year ended December 31, 2023:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	(Impairment) reversal	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Wonmunna	Australia	14,527,467	149,159	-	14,676,626	(830,176)	(1,307,361)	(2,137,537)	12,539,089
Royalty portfolio	Australia	-	5,205,731	-	5,205,731	-	-	-	5,205,731
Janet Ivy	Australia	2,494,285	1,963,315	-	4,457,600	(29,633)	(215,184)	(244,817)	4,212,783
Koolyanobbing	Australia	2,649,738	-	-	2,649,738	(1,198,243)	(514,283)	(1,712,526)	937,212
South Railroad	USA	2,316,757	-	-	2,316,757	(79,814)	(44,093)	(123,907)	2,192,850
Limpopo	South Africa	1,150,828	-	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	953,349
Goldlund	Canada	400,671	858,139	-	1,258,810	-	-	-	1,258,810
Brits	South Africa	764,016	-	-	764,016	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(528,220)	(178,205)	(706,425)	-
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(93,637)	(17,664)	(111,301)	364,422
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	311,742
Cardinia	Australia	302,850	-	-	302,850	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(75,121)	(25,302)	(100,423)	161,905
Montanore	USA	61,572	-	-	61,572	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	210,701
Other	Australia	1,606,079	-	162,794	1,768,873	-	(29,842)	(29,842)	1,739,031
Other	Canada	549,493	75,426	-	624,919	-	-	-	624,919
Other	Peru	1,545,609	-	(1,500,000)	45,609	-	-	-	45,609

Total		35,695,412	8,251,770	(1,337,206)	42,609,976	(2,834,844)	(2,331,934)	(5,166,778)	37,443,198

Royalties acquired during the year ended December 31, 2023

Royalty Portfolio

On September 12, 2023, Vox completed the acquisition of a portfolio of nine royalties from an Australian Company (the “Seller”). The royalties include three development stage and six exploration stage royalties in Australia, including a 4% gross revenue royalty (“GRR”) over the Red Hill gold project and a 3% net smelter royalty (“NSR”) over the Horseshoe Lights copper project. The aggregate purchase price consisted of (i) cash consideration that was paid to the Seller on closing of $4,363,285 (A$6,750,000), and (ii) non-cash consideration being Vox providing ongoing royalty-related services to the vendor from Vox’s proprietary database of royalties.

On October 18, 2023, Vox completed the acquisition of a pre-production gold royalty over a portion of the Plutonic Gold Mine complex in Western Australia. The Plutonic East gold royalty is a sliding scale tonnage royalty. The aggregate purchase price consisted of total cash consideration that was paid on closing of $797,703 (A$1,250,000).

The Company incurred $44,743 of legal and professional fees relating to the acquisition of the Royalty Portfolio.

British King Royalty (reversal of impairment charge)

On September 21, 2023, SilverStream SEZC (“SilverStream”) agreed to the following:

-	SilverStream’s historical 1.5% NSR on the first 10,000oz produced and 5.25% gold stream thereafter originally granted to SilverStream by the prior operator was extinguished;
-	A new 1.25% NSR gold royalty interest was assigned to Vox Royalty Australia Pty Ltd (“Vox Australia”) by the prior operator in connection with the transfer of the project from the prior operator to the new operator; and
-	Vox received $126,390 (A$200,000) for reimbursement of legal fees, which was recorded as a reduction of project evaluation expenses in the consolidated statements of income (loss) and comprehensive income (loss).

14

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

As a result of the new 1.25% NSR gold royalty assigned to Vox by the prior operator, the Company considered this an indicator of impairment reversal and determined that the recoverable amount was $250,000, which was recognized as an impairment reversal in the consolidated statements of income (loss) and comprehensive income (loss).

Janet Ivy

On November 24, 2023, the Company issued 948,448 common shares as a single milestone payment relating to the Janet Ivy gold royalty acquired on March 29, 2021, for total consideration of $1,963,315. The milestone payment became due upon cumulative royalty receipts from Janet Ivy exceeding A$750,000.

Goldlund

On January 24, 2023, the Company issued 215,769 common shares as a second milestone payment relating to the Canadian gold portfolio it acquired on June 3, 2022, for total consideration of $495,446.

On December 13, 2023, the Company issued 175,660 common shares as a final milestone payment relating to the Canadian gold portfolio acquired on June 3, 2022, for total consideration of $362,693.

Hawkins

On December 22, 2023, Vox completed the acquisition of a 0.5% NSR royalty on the Hawkins gold exploration project in Ontario, Canada. The aggregate purchase price consisted of total cash consideration paid on closing of $75,426 (C$100,000).

Impairment

During the three months ended June 30, 2023, the Company became aware that the operator of the Alce exploration project did not renew the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the Alce royalty as of June 30, 2023, and the carrying value of the investment of $500,000 has been reduced to $nil.

During the three months ended December 31, 2023, the Company became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects (“Peru Projects”) did not renew all or substantially all of the relevant mining claims and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 has been reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the Q4 2023 impairment charge, which would increase net income by the equivalent amount.

Total royalty, stream and other interests include carrying amounts in the following countries

	December 31, 2023	December 31, 2022
	$	$
Australia	29,859,470	24,462,805
USA	2,254,422	2,298,515
South Africa	1,914,844	1,914,844
Nigeria	-	178,205
Brazil	612,036	637,338
Canada	2,756,817	1,823,252
Peru	45,609	1,545,609

	37,443,198	32,860,568

15

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

As at and for the year ended December 31, 2022:

		Cost				Accumulated Depletion
Royalty	Country	Opening	Additions	(Impairment) reversal	Ending	Opening	Depletion	Ending	Carrying Amount
		$	$	$	$	$	$	$	$
Wonmunna	Australia	-	14,527,467	-	14,527,467	-	(830,176)	(830,176)	13,697,291
Janet Ivy	Australia	2,494,285	-	-	2,494,285	(29,633)	-	(29,633)	2,464,652
Koolyanobbing	Australia	2,487,741	161,997	-	2,649,738	(797,157)	(401,086)	(1,198,243)	1,451,495
South Railroad	USA	2,316,757	-	-	2,316,757	(37,581)	(42,233)	(79,814)	2,236,943
Limpopo	South Africa	-	1,150,828	-	1,150,828	-	-	-	1,150,828
Bowdens	Australia	1,130,068	-	-	1,130,068	-	-	-	1,130,068
Bullabulling	Australia	953,349	-	-	953,349	-	-	-	953,349
Brits	South Africa	764,016	-	-	764,016	-	-	-	764,016
Otto Bore	Australia	583,612	-	-	583,612	-	-	-	583,612
Segilola	Nigeria	706,425	-	-	706,425	(18,587)	(509,633)	(528,220)	178,205
Lynn Lake (MacLellan)	Canada	873,088	-	-	873,088	-	-	-	873,088
Bulong	Australia	544,957	-	-	544,957	-	-	-	544,957
Dry Creek	Australia	475,723	-	-	475,723	(70,767)	(22,870)	(93,637)	382,086
Sulfur Springs/ Kangaroo Caves	Australia	467,983	-	-	467,983	-	-	-	467,983
Pedra Branca	Brazil	450,131	-	-	450,131	-	-	-	450,131
Ashburton	Australia	355,940	-	-	355,940	-	-	-	355,940
Anthiby Well	Australia	311,742	-	-	311,742	-	-	-	311,742
Cardinia	Australia	-	302,850	-	302,850	-	-	-	302,850
Brauna	Brazil	262,328	-	-	262,328	(37,101)	(38,020)	(75,121)	187,207
Montanore	USA	61,572	-	-	61,572	-	-	-	61,572
Mt Ida	Australia	210,701	-	-	210,701	-	-	-	210,701
Other	Australia	1,606,079	-	-	1,606,079	-	-	-	1,606,079
Other	Peru	1,500,000	45,609	-	1,545,609	-	-	-	1,545,609
Other	Canada	60,018	890,146	-	950,164	-	-	-	950,164

Total		18,616,515	17,078,897	-	35,695,412	(990,826)	(1,844,018)	(2,834,844)	32,860,568

Royalties acquired during the year ended December 31, 2022

Limpopo

On April 27, 2022, Vox completed the acquisition of a portfolio of two royalties from a private South African registered company. The royalties include a 1.0% gross receipts royalty over the Dwaalkop Project and a 0.704% gross receipts royalty over the Messina Project, which collectively cover the majority of the Limpopo PGM Project (“Limpopo”). The upfront consideration was $1,139,628, settled by the issuance of 409,500 common shares of the Company.

The Company will make additional cash payments or issue additional common shares (at Vox’s sole election) of up to C$8,900,000 upon achievement of certain production milestones at Limpopo, including:

-	C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000;
-	C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and
-	C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

As at December 31, 2023, these additional amounts have not been recorded in the consolidated statements of financial position, as the production milestones have not been achieved.

Wonmunna

On May 26, 2022, Vox completed the acquisition of a producing royalty over the Wonmunna iron ore mine (“Wonmunna”) from a private company. The royalty is a 1.25% to 1.50% sliding scale GRR, with 1.25% payable when the benchmark 62% iron ore price is below A$100/t and 1.50% GRR payable when the benchmark 62% iron ore price is above A$100/t. Notwithstanding the acquisition date of the royalty, all royalty payments due and payable to the holder of the royalty are for the benefit of Vox commencing April 1, 2022.

16

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

The total upfront consideration paid on May 26, 2022 was $15,703,991, broken down as follows:

-	Cash of $4,050,000 (inclusive of a $50,000 deposit paid prior to closing);
-	Issuance of 4,350,000 common shares of the Company, valued at $10,470,905; and
-	Issuance of 3,600,000 common share purchase warrants of the Company. Each whole warrant is exercisable to acquire one common share at a price of C$4.50, expiring March 25, 2024. The fair value of the warrants on the issuance date was $1,183,086. The fair value of the warrants is based on the BSM option pricing model with the following assumptions: stock price C$3.09 ($2.41), expected dividend yield – 0%, expected volatility – 46%, risk-free interest rate – 2.53% and an expected life of 1.83 years.

The carrying amount of the Wonmunna royalty asset was subsequently reduced for the royalty revenues earned for the period April 1, 2022 to May 25, 2022 of $1,208,917.

In addition, there was a holdback amount of $700,000 (recorded as restricted cash) that becomes due and payable prior to December 31, 2024 following the completion of certain conditions and subject to potential deductions.

Canadian Gold Portfolio

On June 3, 2022, Vox completed the acquisition of two royalties from an individual prospector residing in Canada, along with all personal rights held to a third potential royalty. The royalties include a 1.0% NSR over part of the Goldlund Project in Ontario, an effective 0.60% NSR over the Beschefer Project in Quebec, and any personal rights held to a 1.50% NSR over the Gold River gold project in Ontario. The upfront consideration was a cash payment of $79,499.

The agreement included three milestone payments, which have all been settled through the issuance of Vox common shares, as follows:

-	1st Milestone: On September 7, 2022, the Company issued 173,058 common shares for total consideration of $387,816;
-	2nd Milestone: On January 24,2023, the Company issued 215,769 common shares for total consideration of $495,446; and
-	3rd Milestone: On December 13, 2023, the Company issued 175,660 common shares for total consideration of $362,693.

El Molino

On June 9, 2022, Vox acquired all of Terrace Gold’s (a subsidiary of Nuheara Limited) rights and interests in an agreement with Lumina Copper S.A.C, which includes the right to receive the El Molino royalty (“El Molino”). The upfront consideration issued was $45,167, settled by the issuance of 17,959 common shares of the Company.

A further payment of $450,000 is payable in cash, following the registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions. As at December 31, 2023, this additional amount has not been recorded in the consolidated statements of financial position, as the registration of the El Molino royalty rights has not been completed.

Koolyanobbing

On September 30, 2022, the Company recorded a liability relating to the first contingent milestone payment owing on the Koolyanobbing royalty. Per the terms of the royalty sale and purchase agreement between Vox Australia and Vonex Limited, dated April 21, 2020, a first milestone cash payment of A$250,000 ($161,997) was due upon the achievement of a specific cumulative tonnage achieved, which was reached during the three months ended September 30, 2022. The cash amount was paid in November 2022.

First Quantum Portfolio

On November 21, 2022, Vox acquired two royalties and the option rights held on two additional royalties from First Quantum Minerals Ltd. (“FQM”). The royalties include a 2.0% NSR over part of the Estrades Project in Québec (“Estrades”), a 0.49% NSR over the Opawica Project in Québec (“Opawica”), a right to acquire a 2% NSR (1% buyback for C$3,000,000) over the Winston Lake Project in Ontario (“Winston Lake”), and a right to acquire a 2% NSR over the Norbec & Millenbach Project in Québec (“N&M”).

Pursuant to the terms of the FQM royalty sale and purchase agreement, Vox issued 164,319 common shares of the Company, valued at $412,874, for the Estrades and Opawica royalties. Additional closings and cash payments of C$100,000 (Winston Lake) and C$25,000 (N&M) will be due and payable following (i) the exercise of separate third-party option agreements, (ii) the issuance of the Winston Lake and N&M royalties to FQM, and (iii) the assignment of the Winston Lake and N&M royalties to Vox. As at December 31, 2023, these additional amounts have not been recorded in the consolidated statements of financial position, as the production milestones have not been achieved.

17

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Cardinia

On November 21, 2022, the Company completed the acquisition of the Cardinia development-stage gold royalty in Western Australia from Gloucester Coal Ltd (“Gloucester”). Pursuant to the terms of the Gloucester royalty sale and purchase agreement, Vox paid Gloucester A$450,000 ($302,850) in cash on closing. The Cardinia royalty is a 1% GRR above 10,000oz cumulative gold production (9,100oz remaining hurdle) and covers the majority of the Lewis gold deposit.

Deferred royalty acquisitions

Deferred royalty acquisitions as at December 31, 2023 of $Nil (December 31, 2022 - $118,932) relate to costs incurred prior to the execution and closing of a royalty acquisition. Deferred royalty acquisition costs are reallocated to Royalty, stream and other interests upon signing of a definitive agreement. If management determines not to proceed with a proposed acquisition, the deferred costs are reallocated to project evaluation expenses in the consolidated statements of income (loss) and comprehensive income (loss).

6. Credit facility

On January 16, 2024, the Company entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15,000,000 secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10,000,000 of availability subject to certain conditions. Amounts drawn on the Facility are subject to interest at SOFR plus 2.50% to 3.50% per annum, and the undrawn portion is subject to a standby fee of 0.5625% to 0.7875% per annum, both of which are dependent on the Company’s leverage ratio (as defined in the Facility agreement). The Facility has an initial term that matures on December 31, 2025 and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility is secured against the assets of the Company.

The Company incurred $271,029 of legal fees, included in Other Assets on the consolidated statements of financial position, relating to the work performed on the Facility through the period ended December 31, 2023. On execution of the Facility on January 16, 2024, the Company paid BMO a one-time arrangement fee of 0.5% and a two-year upfront fee of 0.25% per annum on the total Facility amount, being $150,000 in the aggregate.

7. Intangible assets

Intangible assets are comprised of the Mineral Royalties Online (“MRO”) royalty database.

Database
$
Cost at:
December 31, 2021	1,837,500
December 31, 2022	1,837,500
December 31, 2023	1,837,500

Accumulated amortization at:
December 31, 2021	298,252
Additions	183,539
December 31, 2022	481,791
Additions	183,539
December 31, 2023	665,330

Net book value at:
December 31, 2022	1,355,709
December 31, 2023	1,172,170

On October 25, 2023, the Company entered into an Intellectual Property Licensing Agreement (“IP Licensing Agreement”) with a private investment group, in respect of certain coal royalties in Vox’s MRO royalty database. As part of the IP Licensing Agreement, on the successful closing of relevant coal royalty transactions, Vox will receive a Transaction Fee of up to 3.0% of the upfront purchase price and up to 3.0% of any future earn out payments or contingent payments associated with any applicable coal royalty assets acquired.

18

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

8. Accounts payable and accrued liabilities

	December 31, 2023	December 31, 2022
	$	$
Trade payable	362,198	448,206
Sales tax payable	653,792	345,036
Accrued liabilities	824,102	972,889

	1,840,092	1,766,131

9. Share capital and additional paid-in capital

Authorized

The authorized share capital of the Company is an unlimited number of common shares without par value.

The number of common shares issued and outstanding as at December 31, 2023 and 2022 is as follows:

	December 31, 2023	December 31, 2022
	$	$
Issued: 49,985,102 (2022 – 44,758,269) common shares	67,889,465	57,020,116

Share issuances during the year ended December 31, 2023

On January 24, 2023, the Company issued 215,769 common shares as a second milestone payment relating to the Canadian gold portfolio it acquired on June 3, 2022, for total consideration of $495,446.

On June 16, 2023, the Company completed a public offering (“Public Offering”) of 3,025,000 common shares at a price of $2.40 per common share, for gross proceeds of $7,260,000. In connection with the offering, the Company paid agent fees of $471,900, representing 6.5% of the gross proceeds.

On July 11, 2023, the syndicate of underwriters for the Public Offering exercised their over-allotment option in full to purchase an additional 453,750 common shares at a price of $2.40 per common share, for gross proceeds of $1,089,000. In connection with the exercise of the over-allotment, the Company paid agent fees of $70,785, representing 6.5% of the gross proceeds.

On November 24, 2023, the Company issued 948,448 common shares as a single milestone payment relating to the Janet Ivy gold royalty acquired on March 29, 2021, for total consideration of $1,963,315.

On December 13, 2023, the Company issued 175,660 common shares as a final milestone payment relating to the Canadian gold portfolio acquired on June 3, 2022, for total consideration of $362,693.

Share issuances during the year ended December 31, 2022

On April 27, 2022, the Company issued 409,500 common shares for the purchase of the Limpopo royalties, for total consideration of $1,139,628.

On May 26, 2022, the Company issued 4,350,000 common shares for the purchase of the Wonmunna royalty, for total consideration of $10,470,905.

On June 9, 2022, the Company issued 17,959 common shares for the purchase of the El Molino royalty, for total consideration of $45,167.

On September 7, 2022, the Company issued 173,058 common shares as a first milestone payment related to the Canadian gold royalty portfolio it acquired on June 3, 2022, for total consideration of $387,816.

On November 21, 2022, the Company issued 164,319 common shares for the purchase of the Estrades and Opawica royalties from FQM, for total consideration of $412,874.

Normal Course Issuer Bid

On November 15, 2022, the Company renewed its NCIB, allowing the Company to repurchase for cancellation up to 2,229,697 common shares during the period November 21, 2022 to November 20, 2023. The repurchases are to be made at market prices through the facilities of the TSXV or other recognized marketplaces (which include Canadian and US marketplaces). The NCIB provides the Company with the option to purchase its common shares for cancellation from time to time.

19

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

The Company did not repurchase any common shares under its NCIB during the year ended December 31, 2023.

During the year ended December 31, 2022, the Company repurchased and cancelled 192,200 common shares pursuant to the NCIB at an average share price of C$3.03. The value was allocated $212,132 to share capital and $242,082 to deficit.

Dividends

The following table provides details on the dividends declared during the year ended December 31, 2023:

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
March 13, 2023	0.011	March 31, 2023	April 14, 2023	496,396
May 10, 2023	0.011	June 30, 2023	July 14, 2023	529,672
August 10, 2023	0.011	September 29, 2023	October 13, 2023	536,761
November 8, 2023	0.011	December 29, 2023	January 12, 2024	549,836

	0.044			2,112,665

The following table provides details on the dividends declared during the year ended December 31, 2022:

Declaration date	Dividend per common share	Record date	Payment date	Dividends payable
	$			$
September 20, 2022	0.01	October 21, 2022	November 4, 2022	445,940
November 14, 2022	0.01	December 30, 2022	January 13, 2023	447,583

	0.02			893,523

10. Equity reserves

Warrants

The following summarizes the warrant activity for the years ended December 31, 2023 and 2022:

	2023		2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	3,600,000	4.50	251,762	3.00
Granted	-	-	3,600,000	4.50
Exercised	-	-	(226,234)	3.00
Expired	-	-	(25,528)	3.00

Outstanding, end of year	3,600,000	4.50	3,600,000	4.50

Exercisable, end of year	3,600,000	4.50	3,600,000	4.50

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2023:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
March 25, 2024	3,600,000	4.50	0.23

	3,600,000	4.50	0.23

20

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

See Note 11 for additional warrants classified under other liabilities.

The Company used the BSM to estimate the grant date fair value of warrants issued during the period using the following weighted average assumptions:

	December 31, 2023	December 31, 2022
Expected stock price volatility	N/A	46%
Risk-free interest rate	N/A	2.53%
Expected life	N/A	1.83 years
Grant date share price	N/A	$2.41

Options

The Company maintains an omnibus long-term incentive plan (the “Plan”) whereby certain key employees, officers, directors and consultants may be granted options to acquire common shares of the Company. The exercise price, expiry date, and vesting terms are determined by the Board of Directors. The Plan permits the issuance of options which, together with the Company’s other share compensation arrangements, may not exceed 10% of the Company’s issued common shares as at the date of grant.

The following summarizes the stock option activity for the years ended December 31, 2023 and 2022:

	2023		2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	1,603,984	3.71	799,826	3.25
Granted	-	-	804,158	4.16
Forfeited	(68,732)	4.16	-	-
Expired	(187,854)	3.58	-	-

Outstanding, end of year	1,347,398	3.70	1,603,984	3.71

Exercisable, end of year	1,180,724	3.64	800,907	3.48

The following table summarizes information of stock options outstanding as at December 31, 2023:

		Options Outstanding		Options Exercisable
Expiry date	Exercise price	Number of options outstanding	Weighted average remaining contractual life	Number of options exercisable	Weighted average remaining contractual life
	C$	#	Years	#	Years
June 30, 2026	3.25	680,703	2.50	680,703	2.50
March 9, 2027	4.16	666,695	3.19	500,021	3.19

		1,347,398	2.84	1,180,724	2.79

The Company used the BSM to estimate the grant date fair value of stock options issued during the year using the following weighted average assumptions:

	December 31, 2023	December 31, 2022
Expected stock price volatility	N/A	35%
Risk-free interest rate	N/A	1.65%
Expected life	N/A	5 years
Grant date share price	N/A	$3.09
Grant date share price	N/A	$3.09

In making assumptions for expected volatility, the Company used the industry average as sufficient historical data was not available for the Company’s stock price.

21

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Restricted Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants non-transferable RSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested RSUs. The RSUs issued were treated as equity-settled instruments and measured at the grant date fair value because the Company does not have a present obligation to settle the issued RSUs in cash.

During the year ended December 31, 2023, 749,739 RSUs were granted, and vest as follows:

-	709,168 RSUs vest in 25% increments on each of June 30, 2023, December 31, 2023, June 30, 2024, and December 31, 2024;
-	15,989 RSUs vest in 25% increments on each of June 30, 2023, September 30, 2023, December 31, 2023, and March 31, 2024; and
-	24,582 RSUs vest 100% on October 2, 2024.

The share-based compensation expense related to RSU grants is recorded over the vesting period.

The following summarizes the RSU activity for the years ended December 31, 2023 and 2022:

	2023		2022
	Number	Weighted average fair value	Number	Weighted average fair value
	#	C$	#	C$
Outstanding, beginning of year	615,044	2.56	581,696	2.13
Granted	749,739	2.58	263,548	3.01
Exercised	(408,206)	2.37	(230,200)	2.13
Forfeited	(4,559)	3.01	-	-

Outstanding, end of year	952,018	2.62	615,044	2.56

Vested, end of year	505,246	2.62	205,775	2.37

11. Other liabilities

The following summarizes the other liabilities balance:

	December 31, 2023	December 31, 2022
	$	$
Warrants	-	445,216
PSUs	-	156,499
	-	601,715
Less: current portion	-	176,434

Non-current portion	-	425,281

Warrants

The following summarizes the warrant activity for the years ended December 31, 2023 and 2022:

	2023		2022
	Number	Weighted average exercise price	Number	Weighted average exercise price
	#	C$	#	C$
Outstanding, beginning of year	5,097,550	4.50	5,097,550	4.50
Expired	(2,289,667)	4.50	-	-

Outstanding, end of year	2,807,883	4.50	5,097,550	4.50

Exercisable, end of year	2,807,883	4.50	5,097,550	4.50

22

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

The following table summarizes information of warrants outstanding and exercisable as at December 31, 2023:

Expiry date	Number of warrants outstanding	Exercise price	Weighted average remaining contractual life
	#	C$	Years
March 25, 2024	2,807,883	4.50	0.23

	2,807,883	4.50	0.23

The Company used the BSM to estimate the end of period fair value of warrants using the following weighted average assumptions:

	December 31, 2023	December 31, 2022
Expected stock price volatility	32%	37%
Risk-free interest rate	3.91%	4.07%
Expected life	0.23 years	0.84 years
Grant date share price	$2.04	$2.28
Expected dividend yield	2.12%	1.72%

Performance Share Unit Plan

The Plan provides that the Board of Directors may, at its discretion, grant directors, officers, employees and consultants, non-transferable PSUs based on the value of the Company’s share price at the date of grant. The Board of Directors has the discretion to issue cash or equity settle the vested PSUs. The PSUs issued were treated as derivative instruments because the number of shares to be eventually issued is based on a percentage of the common shares outstanding at the time the performance hurdle is met. The share-based compensation expense will be recorded over the vesting period, which is the date that specific share price hurdles are met.

The following summarizes the PSU activity for the years ended December 31, 2023 and 2022:

	2023		2022
	Number	Weighted average fair value	Number	Weighted average fair value
	#	$	#	$
Outstanding, beginning of year	895,166	0.23	787,584	1.36
Granted	-	-	107,582	0.23
Expired	(895,166)	-	-	-

Outstanding, end of year	-	-	895,166	0.23

Vested, end of year	-	-	-	-

The Company used the Monte Carlo simulation model to estimate the grant date fair value of PSUs issued during the period using the following weighted average assumptions:

	December 31, 2023	December 31, 2022
Expected stock price volatility	N/A	38%
Risk-free interest rate	N/A	4.41%
Expected life	N/A	0.77 years
Grant date share price	N/A	C$3.14
Expected dividend yield	N/A	1.72%

23

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

12. General and administration

The Company’s general and administrative expenses incurred for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
	$	$
Corporate administration	1,325,743	1,397,608
Nasdaq / TSX initial listing costs	143,767	358,314
Professional fees	713,475	440,576
Salaries and benefits	2,487,218	2,471,626
Director fees	114,663	-
Amortization	183,539	183,539

	4,968,405	4,851,663

13. Other income (expenses)

The Company’s other income (expenses) for the years ended December 31, 2023 and 2022 are as follows:

	December 31, 2023	December 31, 2022
	$	$
Fair value change of other liabilities	445,216	2,200,312
Interest income	398,955	82,970
Foreign exchange (expense) gain	(160,173)	(331,966)

	683,998	1,951,316

Investments

During the year ended December 31, 2023, the Company divested 100% of its shareholdings in BK Gold Mines Pty Ltd. and MCC Canadian Gold Ventures Inc., both for $nil consideration. There was no realized income or loss on the divestment of these two investments.

During the year ended December 31, 2022, the Company sold 7,270,408 common shares of Electric Royalties Ltd. (“Electric”) for total cash proceeds of C$1,965,934 ($1,545,925). The total realized loss on the investment was $604,574.

14. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2023 and 2022 were as follows:

	December 31, 2023	December 31, 2022
	$	$
Short-term employee benefits	2,080,826	1,986,599
Share-based compensation	1,512,375	684,952

	3,593,201	2,671,551

15. Commitments and contingencies

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the year ended December 31, 2023, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

24

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, in respect of the Titan Peru Projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021.

The Company is committed to minimum annual lease payments for its premises and certain consulting agreements, as follows:

2024
$
Leases	14,750
Consulting agreements	39,420
54,170

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,729,170
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	680,553
Koolyanobbing(6)	340,277
El Molino(7)	450,000
Uley(1)(8)	149,722
Winston Lake(9)	75,609
Norbec & Millenbach(9)	18,902

9,694,233

(1)	The milestone payments may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	The milestone payments may be settled in cash or ½ cash and ½ common shares of the Company, at the Company’s election
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the Operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5Mdmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

16. Supplemental cash flow information

	December 31, 2023	December 31, 2022
	$	$
Change in accrued other assets	271,029	-
Change in accrued deferred royalty acquisitions	(69,675)	69,675
Reclassification of prepaid expenses to share issue costs	179,043	-
Change in accrued dividends	102,253	447,583
Share issuances for royalty acquisitions and milestone payments	2,821,454	12,456,390

25

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

17. Segment information

For the years ended December 31, 2023 and 2022, the Company operated in one reportable segment, being the acquisition of royalty interests.

For the years ended December 31, 2023 and 2022, revenues generated from each geographic location are as follows:

	December 31, 2023	December 31, 2022
	$	$
Australia	11,250,950	5,489,043
Nigeria	882,922	2,524,990
Canada	-	315,084
USA	116,311	116,311
Brazil	60,411	62,677

Total	12,310,594	8,508,105

The Company has the following non-current assets in seven geographic locations:

	December 31, 2023	December 31, 2022
	$	$
Australia	30,396,980	25,162,805
USA	2,254,422	2,298,515
Canada	3,027,846	1,942,184
South Africa	1,914,844	1,914,844
Cayman Islands	1,172,170	1,355,709
Brazil	612,036	637,338
Peru	45,609	1,545,609
Nigeria	-	178,205

Total	39,423,907	35,035,209

18. Income taxes

Income tax recognized in net income (loss) and comprehensive income (loss) is comprised of the following:

	December 31, 2023	December 31, 2022
	$	$
Current tax expense	626,500	219,406
Deferred tax expense	1,887,558	1,248,495

Income tax expense	2,514,058	1,467,901

26

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Provision for income taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rates to the income (loss) before income taxes due to the following:

	December 31, 2023	December 31, 2022
	$	$
Income before income taxes	2,412,946	1,796,080
Statutory tax rate	26.5%	26.5%

Expected income tax expense (recovery) based on statutory rate	639,000	476,000
Adjustment to expected income tax expense (recovery):
Foreign tax rate differences	928,000	164,000
Permanent differences	441,000	279,000
Change in benefit of tax assets not recognized	688,000	255,000
Other	(181,942)	293,901

Income tax expense	2,514,058	1,467,901

Recognized deferred tax asset and liabilities

	December 31, 2023	December 31, 2022
	$	$
Non-capital losses - Canada	117,982	583,083
Other - Canada	(117,982)	(583,083)
Royalty, stream and other interests - Australia	(4,878,989)	(2,991,431)

Total	(4,878,989)	(2,991,431)

Unrecognized deferred tax assets

As at December 31, 2023, the Company had temporary differences with a tax benefit of $8,494,000 (2022 - $3,847,000), which are not recognized as deferred tax assets. Management believes that it is not probable that sufficient taxable profits will be available in future years to allow the benefit of the following deferred tax assets to be utilized. The following table summarizes the composition of the Company’s unrecognized deductible temporary differences:

	December 31, 2023	December 31, 2022
	$	$
Non-capital losses – Canada	6,921,000	2,889,000
Net-capital losses – Australia	124,000	33,000
Financing costs	1,449,000	925,000

Total	8,494,000	3,847,000

Unrecognized deferred tax liabilities

The aggregate amount of taxable temporary differences associated with investment in subsidiaries, for which deferred tax liabilities have not been recognized as at December 31, 2023, is $13,841,000 (December 31, 2022 - $5,460,000). No deferred tax liabilities are recognized on the temporary differences associated with investments in subsidiaries because the Company controls the timing of reversal and it is not probable that they will reverse in the foreseeable future.

27

Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

Tax loss carryforwards

As at December 31, 2023, the Company has deductible Canadian non-capital tax losses of $7,366,000 related to the Company’s Canadian parent and subsidiary, with non-capital tax losses expiring between the years 2038 and 2043, and $nil from the Company’s Australian subsidiary. The Company’s Cayman Island subsidiary has a tax rate of 0%; therefore, there is no deductible temporary difference that can apply.

19. Financial instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2023 and 2022.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty and streaming portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2023, the Company had cash and cash equivalents of $9,342,880 (December 31, 2022 - $4,174,654) and working capital of $10,378,752 (December 31, 2022 - $3,795,951).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, income taxes payable and other liabilities denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian-denominated monetary assets and liabilities at December 31, 2023, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) and other comprehensive income (loss) by $496,000.

Interest rate risk

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. All of the Company’s future revenue is not hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious and base metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

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Vox Royalty Corp. Notes to the Consolidated Financial Statements Years ended December 31, 2023 and 2022 (Expressed in United States Dollars)

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

-	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities;
-	Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
-	Level 3 - Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2023 and 2022, the Company does not have any financial instruments measured at fair value after initial recognition, except for investments, which are estimated using Level 1 inputs, and other liabilities, which are estimated using Level 3 inputs.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

As at December 31, 2023:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	-	-

As at December 31, 2022:

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Other liabilities	-	-	(601,715)	(601,715)

	-	-	(601,715)	(601,715)

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2023 and 2022. These financial instruments are measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of income (loss) and comprehensive income (loss).

	December 31, 2023	December 31, 2022
	$	$
Balance, beginning of year	601,715	3,327,672
Change in valuation of financing warrants (Note 11)	445,216)	(2,200,312)
Share-based compensation expense on PSUs (Note 11)	(156,499)	(525,645)

	-	601,715

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. As at December 31, 2023, the capital structure of the Company consists of $44,923,670 (December 31, 2022 - $35,414,448) of total equity, comprising share capital, equity reserves, and deficit. The Company was not subject to any externally imposed capital requirements.

20. Subsequent events

On January 16, 2024, the Company entered into a definitive credit agreement with BMO, as described in Note 6.

On February 13, 2024, the Company executed a binding agreement to acquire a portfolio of up to four royalties at various stages of development and the rights to one production-linked milestone payment, all located in Australia, from a private Australian group, for cash consideration of up to A$4,700,000. A number of royalties in the portfolio are subject to rights of first refusal, which are typical for the transfer of royalties of this nature.

On March 7, 2024, the Board of Directors of the Company declared a quarterly dividend of $0.012 per common share payable on April 12, 2024 to shareholders of record as of the close of business on March 29, 2024.

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